

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Tara Smith
Senior Vice President
Discovery Communications, LLC
8403 Colesville Road
Silver Spring, MD 20910

>   **Re: Discovery Communications, LLC**
>   **Registration Statement on Form S-4**
>   **Filed February 23, 2021**
>   **File No. 333-253397**

Dear Ms. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Erika Robinson